sembcorp

RECEIVED

2008 JUN -2 P 1:35

FICE OF INTERNATIONAL CORPORATE FINANCE

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

16 May 2008

08002985

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Sembcorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Sembcorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
JUN 04 2008 E
THOMSON REUTERS

Kwong Sook May
Company Secretary

Encs

C jesstan/SgxnetAnn/SECltr

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the ~~sale,~~ transfer~~, cancellation and/or use~~:	16 May 2008	
b)	Purpose of such ~~sale,~~ transfer~~, cancellation and/or use~~:	Executives' Shares Option Plan	
c)	Number of treasury shares ~~sold,~~ transferred, ~~cancelled and/or used~~:	29,375	
d)	Number of treasury shares before and after such ~~sale,~~ transfer~~, cancellation and/or use~~:	Before change	6,035,076
		After change	6,005,701
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such ~~sale,~~ transfer~~, cancellation and/or use~~:	Before change	0.338%
		After change	0.336%
f)	Value of the treasury shares if they are used for a ~~sale or~~ transfer~~, or cancelled~~:	S$123,774.50	

Kwong Sook May
Company Secretary

May 16, 2008

sembcorp

SEMBCORP INDUSTRIES LTD & ITS SUBSIDIARIES
Registration Number: 199802418D

FIRST QUARTER ENDED MARCH 31, 2008 FINANCIAL STATEMENTS & DIVIDEND ANNOUNCEMENT

TABLE OF CONTENTS

UNAUDITED RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2008

The Board of Directors of SembCorp Industries Ltd wishes to announce the unaudited results of the Group for the first quarter ended March 31, 2008.

1. GROUP INCOME STATEMENT

	GROUP		
	1Q08	1Q07	+ / (-)
	$'000	$'000	%
Turnover	**2,152,789**	**1,848,074**	**16.5**
Cost of sales	(1,925,829)	(1,692,122)	13.8
Gross profit	226,960	155,952	45.5
General & administrative expenses	(66,353)	(47,534)	39.6
Non-operating income (net)	11,411	61,534	(81.5)
Finance costs	(14,593)	(12,724)	14.7
Share of results (net of tax) of:			
- Associates	33,204	15,352	116.3
- Joint ventures	13,095	16,816	(22.1)
Profit before income tax expense	**203,724**	**189,396**	**7.6**
Income tax expense	(35,977)	(24,714)	45.6
Profit for the period	**167,747**	**164,682**	**1.9**
Attributable to:			
Shareholders of the Company	123,103	128,672	(4.3)
Minority interests	44,644	36,010	24.0
	167,747	**164,682**	**1.9**
Economic Value Added	**122,249**	**85,377**	**43.2**
Earnings per ordinary shares (cents)			
- basic	6.91	7.25	(4.7)
- diluted	6.86	7.18	(4.5)

Notes to Group Income Statement:

1a. Profit for the period is arrived at after (charging)/crediting the following significant items:

	Note	GROUP 1Q08 $'000	GROUP 1Q07 $'000
Depreciation and amortisation		(48,335)	(44,667)
Share-based payment expenses	1	(8,003)	(4,052)
Interest income		9,113	10,227
Other income	2	8,669	47,120
Profit on sale of property, plant & equipment and investment properties		84	3,887
Foreign exchange (loss) / gain	3	(7,369)	453
Finance costs		(14,593)	(12,724)

Note:

(1) Higher share-based payment expenses in 1Q08 was due to an increase in the number of performance shares and restricted stocks granted as well as higher fair values of performance shares and restricted stocks.

(2) A commercial settlement reached with a supplier was recorded as other income in 1Q07.

(3) The foreign exchange losses were primarily incurred by Marine.

1b. Income Tax

The Group's tax charge for 1Q08 included a write back of an over provision of tax in respect of prior years of $1,043,000 (1Q07: under provision of current tax in respect of prior years of $62,000 and a writeback of provision for deferred tax of $14,454,000 due to reduction in Singapore corporate tax rate).

1c. Economic Value Added

Higher Economic Value Added (EVA) was generated in 1Q08 as compared to 1Q07 due to increased net operating profit after tax (NOPAT) arising from higher share of profits from associates and adjustments made for deferred taxes which were not included for EVA purposes. Capital charge was also lower in 1Q08 due to lower Weighted Average Cost of Capital.

1d. Earnings per ordinary share

Earnings per ordinary share of the Group based on net profit attributable to the shareholders of the Company:	Group 1Q08	Group 1Q07	+/(-) %
(i) Based on the weighted average number of shares (in cents)	6.91	7.25	(4.7)
- Weighted average number of shares (in million)	1,780.8	1,773.8	0.4
(ii) On a fully diluted basis (in cents)	6.86	7.18	(4.5)
- Adjusted weighted average number of shares (in million)	1,794.5	1,790.9	0.2

1d. Notes to Group Income Statement

The improvement in gross profit margin is attributed to the Utilities and Marine businesses. Utilities recorded higher gross profit margin in 1Q08 as its gross profit margin in 1Q07 was affected by the unplanned shutdown and repair of the gas turbines of its Cogen plant in Singapore. Marine's better operating margin came from its rig building and ship repair businesses.

Increase in general and administrative expenses in 1Q08 was mainly due to higher personnel related costs and professional fees.

Non-operating income in 1Q08 was lower than in 1Q07. A commercial settlement received from a supplier of our Cogen plant in Singapore and a gain on the sale of land in UK were recognised in 1Q07. Foreign exchange losses mainly from Marine were recorded in 1Q08.

Increase in the share of results of associates in 1Q08 was attributed to the strong performance from an associate of Marine. Share of results of joint ventures decreased in 1Q08 due to lower contributions from our China and Vietnam joint ventures.

2. BALANCE SHEETS

	GROUP		COMPANY	
	As at 31/3/2008 $'000	As at 31/12/2007 $'000	As at 31/3/2008 $'000	As at 31/12/2007 $'000
Equity attributable to shareholders of the Company:-				
Share capital	554,037	551,274	554,037	551,274
Other reserves	411,309	639,448	(8,531)	23,699
Accumulated profits	1,964,621	1,842,096	893,375	884,427
	2,929,967	3,032,818	1,438,881	1,459,400
Minority interests	756,460	797,211	-	-
Total equity	3,686,427	3,830,029	1,438,881	1,459,400
Non-current assets				
Property, plant & equipment	2,557,981	2,601,709	453,471	3,422
Investment properties	30,269	31,291	-	-
Investments in subsidiaries	-	-	1,478,574	1,479,440
Interests in associates	544,949	515,487	-	-
Interests in joint ventures	277,240	270,389	-	-
Other financial assets	466,538	708,234	-	-
Long term receivables and prepayments	47,922	49,572	1,030	-
Intangible assets	108,246	109,510	19,035	90
Deferred tax assets	37,324	37,823	-	-
	4,070,469	4,324,015	1,952,110	1,482,952
Current assets				
Inventories and work-in-progress	1,284,073	1,657,047	8,479	-
Trade and other receivables	1,648,609	1,404,696	264,853	198,310
Asset held for sale	26,682	26,682	-	-
Bank balances, fixed deposits and cash	2,111,016	1,296,892	219,607	189,470
	5,070,380	4,385,317	492,939	387,780
Current liabilities				
Trade and other payables	2,499,802	2,242,427	327,133	249,183
Excess of progress billings over work-in-progress	960,460	568,741	-	-
Provisions	31,507	31,798	15,484	11,454
Current tax payable	180,144	169,105	-	-
Interest-bearing borrowings	470,532	510,194	150,000	150,000
	4,142,445	3,522,265	492,617	410,637
Net current assets / (liabilities)	927,935	863,052	322	(22,857)
	4,998,404	5,187,067	1,952,432	1,460,095
Non-current liabilities				
Deferred tax liabilities	351,786	385,567	46,752	195
Provisions	9,998	10,034	500	500
Retirement benefit obligations	22,284	24,109	-	-
Interest-bearing borrowings	785,910	823,486	-	-
Other long-term liabilities	141,999	113,842	466,299	-
	1,311,977	1,357,038	513,551	695
	3,686,427	3,830,029	1,438,881	1,459,400

Notes to Group Balance Sheets:

2a. Group's borrowings and debt securities

	As at 31/03/2008 $'000	As at 31/12/2007 $'000
Amount repayable:		
(i) In one year or less, or on demand		
Secured	95,154	101,442
Unsecured	376,314	411,568
	471,468	513,010
(ii) After one year		
Secured	432,502	470,997
Unsecured	357,892	356,973
	790,394	827,970
Total	1,261,862	1,340,980

(iii) Details of any collaterals

The Group's borrowings are secured by property, plant and equipment and investment properties with carrying values amounting to $1,068 million (31/12/2007: $1,119 million).

2b. Net asset value

	Group		Company	
	31/03/2008	31/12/2007	31/03/2008	31/12/2007
Net asset value per ordinary share based on issued share capital at the end of the financial period/year (in $)	1.65	1.70	0.81	0.82
Net tangible asset value per ordinary share based on issued share capital at the end of the financial period/year (in $)	1.59	1.64	0.80	0.82

2c. Notes to Balance Sheet

Group

The decrease in other reserves and other financial assets was mainly due to fair value adjustments for Cosco Corporation (S) Ltd shares held by Sembcorp Marine Ltd. 'Inventories and work-in-progress' decreased significantly and 'Excess of progress billings over work-in-progress' increased significantly due to advances received from customers for rig building projects in progress.

Company

There is a significant increase in the balance sheet items of the Company as at March 31, 2008 as compared to December 31, 2007 due to the Company's acquisition of the SUT and Propylene Purification Unit (PPU) divisions from its wholly-owned subsidiary, Sembcorp Utilities Pte Ltd with effect from January 1, 2008. Following this internal transfer of assets and business, SUT and PPU operate as divisions of the Company.

3. CONSOLIDATED CASH FLOW STATEMENT

	Note	GROUP 1Q08 $'000	1Q07 $'000
Cash flows from Operating Activities			
Profit for the period		167,747	164,682
Adjustments for :			
Interest and dividend income		(9,226)	(10,227)
Finance costs		14,593	12,724
Depreciation and amortisation		48,335	44,667
Share of results of associated companies and joint ventures		(46,299)	(32,168)
Profit on sale of property, plant and equipment & investment properties		(84)	(3,887)
Gain on disposal of investments (net)		(996)	(720)
Allowance made / (written back) for doubtful debts and bad debts written off (net)		923	(175)
Changes in fair value of financial instruments and hedged items		-	(2,507)
Share based payment expenses		8,003	4,052
Allowance made for impairment in value of assets		1,641	548
Income tax expenses		35,977	24,714
Operating profit before working capital changes		220,614	201,703
Changes in working capital:			
Inventories and work-in-progress		763,556	(232,687)
Receivables		(197,985)	15,942
Payables		249,062	176,072
		1,035,247	161,030
Income tax paid		(3,280)	(12,032)
Net cash inflow from operating activities		1,031,967	148,998
Cash flows from Investing Activities			
Dividend and interest received		9,200	10,542
Cash flows on sale of subsidiaries, net of cash disposed	3.1	(219)	3,208
Proceeds from sale of investments		21	102
Proceeds from sale of property, plant and equipment		92	5,241
Proceeds from sale of asset held for sale		-	11,000
Acquisition of associates and joint ventures		(680)	-
Acquisition of other financial assets		(6)	-
Purchase of property, plant and equipment		(65,899)	(106,090)
Net cash outflow from investing activities		(57,491)	(75,997)
Cash flows from Financing Activities			
Proceeds from share issue		2,763	9,757
Proceeds from share issue to minority shareholders of subsidiaries		1,130	3,722
Purchase of treasury shares		(36,738)	-
Purchase of treasury shares by subsidiary		(50,326)	
Proceeds from borrowings		184,731	34,871
Repayment of borrowings		(261,393)	(84,491)
Net decrease in other long term liabilities		(1,704)	(6,293)
Dividends paid to minority shareholders of subsidiaries		(5,282)	(5,663)
Interest paid		(10,344)	(12,184)
Net cash outflow from financing activities		(177,163)	(60,281)
Net increase in cash and cash equivalents		797,313	12,720
Cash and cash equivalents at beginning of the period		1,296,003	1,172,975
Effects of exchange rate changes on cash and cash equivalents		7,907	(2,464)
Cash and cash equivalents at end of the period		2,101,223	1,183,231

3. <u>CONSOLIDATED CASH FLOW STATEMENT</u> (Cont'd)

3.1 Cash flows on sale of subsidiaries, net of cash disposed

The fair values of net assets and liabilities of subsidiaries sold during the period were as follows:

	Group	
	1Q08 $'000	1Q07 $'000
Non-current assets	22,067	2,703
Net current assets	(10,341)	1,571
Non-current liabilities	(2,044)	(221)
Minority Interest	(7,566)	(1,824)
Profit on disposal	975	624
Currency translation reserve	824	-
Total cash consideration	3,915	2,853
Less: cost of investment transferred to associated company *	(1,572)	-
Less: consideration not yet received	(2,343)	-
Less: Cash & bank balances of subsidiaries disposed	(219)	(222)
Add: Overdraft of subsidiary disposed	-	577
Cash flows on sale of subsidiaries, net of cash disposed	(219)	3,208

* The Group sold 40% of its shareholding stake in a subsidiary in 1Q 2008. Its effective stake is reduced from 65% to 25% following the divestment.

3.2 Cash and cash equivalents

Cash and cash equivalents in the consolidated cashflow statement comprise the following balance sheet amounts:-

Cash and cash equivalents

<u>Breakdown for Cash & Cash Equivalents:</u>	Group	
	As at 31/03/2008	As at 31/03/2007
Bank balances, fixed deposits and cash	2,111,016	1,188,418
Bank overdrafts	(9,793)	(5,187)
	2,101,223	1,183,231

3.3 Notes to Consolidated Cash Flow Statement

Net cash inflow from operating activities for 1Q08 was $1,032.0 million. The strong operating cash flow was mainly contributed by our Singapore and UK operations in Utilities, and our Marine business.

Net cash outflow from investing activities for 1Q08 was $57.5 million. The Group spent $65.9 million on expansion and operational capex in 1Q08.

Net cash outflow from financing activities for 1Q08 of $177.2 million relates mainly to purchase of treasury shares, repayment of borrowings and interest paid.

4. STATEMENTS OF CHANGES IN EQUITY

4a. Statements of Changes in Equity for the Group

	Attributable to shareholders of the Company								
	Share Capital	Reserve for own shares	Merger Reserve	Other Reserves	Currency Translation Reserve	Accumulated Profits	Total	Minority Interests	Total Equity
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
1Q08									
At January 1, 2008	551,274	-	29,201	647,630	(37,383)	1,842,098	3,032,818	797,211	3,830,029
Translation adjustments	-	-	-	-	(27,492)	-	(27,492)	(3,029)	(30,521)
Net fair value changes on available for sale financial	-	-	-	(119,482)	-	-	(119,482)	(76,004)	(195,486)
Net fair value changes on cash flow hedges	-	-	-	12,577	-	-	12,577	21,575	34,152
Share of reserve of associates and joint venture companies	-	-	-	(27,764)	(1,688)	-	(29,452)	(775)	(30,227)
Realisation of reserve upon disposal of investments and changes in group structure	-	-	-	5	42	(578)	(531)	(7,664)	(8,195)
Net gain recognised directly in equity	-	-	-	(134,664)	(29,138)	(578)	(164,380)	(65,897)	(230,277)
Profit for the period	-	-	-	-	-	123,103	123,103	44,644	167,747
Total gain recognised for the period	-	-	-	(134,664)	(29,138)	122,525	(41,277)	(21,253)	(62,530)
Issue of shares under Share Option Plan	2,763	-	-	-	-	-	2,763	-	2,763
Issue of shares to minority shareholders of subsidiaries	-	-	-	-	-	-	-	1,130	1,130
Share buyback - held as treasury shares	-	(36,738)	-	-	-	-	(36,738)	-	(36,738)
Treasury shares transferred to employees	-	6,709	-	(6,709)	-	-	-	-	-
Treasury shares held by subsidiary	-	-	-	(33,817)	-	-	(33,817)	(16,509)	(50,326)
Share based payments	-	-	-	6,218	-	-	6,218	1,163	7,381
Dividend paid	-	-	-	-	-	-	-	(5,282)	(5,282)
At March 31, 2008	554,037	(30,029)	29,201	478,658	(66,521)	1,964,621	2,929,967	756,460	3,686,427
1Q07									
At January 1, 2007	525,414	-	29,201	459,457	(13,986)	1,813,090	2,813,176	649,186	3,461,362
Translation adjustments	-	-	-	-	(3,195)	-	(3,195)	(240)	(3,435)
Net fair value changes on available for sale financial assets, net of deferred taxes	-	-	-	45,475	-	-	45,475	26,373	71,848
Net fair value changes on cash flow hedges	-	-	-	12,755	-	-	12,755	(156)	12,599
Share of reserve of associates and joint venture companies	-	-	-	1,368	-	-	1,368	-	1,368
Realisation of reserve upon disposal of investments and changes in group structure	-	-	-	(409)	-	77	(332)	(433)	(765)
Net gain recognised directly in equity	-	-	-	59,189	(3,195)	77	56,071	25,544	81,615
Profit for the period	-	-	-	-	-	128,672	128,672	36,010	164,682
Total gain recognised for the period	-	-	-	59,189	(3,195)	128,749	184,743	61,554	246,297
Issue of shares under Share Option Plan	9,757	-	-	-	-	-	9,757	-	9,757
Issue of shares to minority shareholders of subsidiaries	-	-	-	-	-	-	-	3,722	3,722
Share based payments	-	-	-	3,467	-	-	3,467	858	4,325
Dividend paid	-	-	-	-	-	-	-	(5,863)	(5,863)
At March 31, 2007	535,171	-	29,201	522,113	(17,181)	1,941,839	3,011,143	708,657	3,719,800

4b. Statements of Changes in Equity of the Company

	Share Capital	Reserve for own shares	Other Reserves	Accumulated Profits	Total
	$'000	$'000	$'000	$'000	$'000
1Q08					
At January 1, 2008	551,274	-	23,699	884,427	1,459,400
Profit for the period	-	-	-	8,948	8,948
Total gain recognised for the period	-	-	-	8,948	8,948
Issue of shares under Share Option Plan	2,763	-	-	-	2,763
Share based payments	-	-	4,508	-	4,508
Share buyback - held as treasury shares	-	(36,738)	-	-	(36,738)
Treasury shares transferred to employees	-	6,709	(6,709)	-	-
At March 31, 2008	554,037	(30,029)	21,498	893,375	1,438,881
1Q07					
At January 1, 2007	525,414	-	13,793	1,065,803	1,605,010
Loss for the period	-	-	-	(6,324)	(6,324)
Total loss recognised for the period	-	-	-	(6,324)	(6,324)
Issue of shares under Share Option Plan	9,757	-	-	-	9,757
Share based payments	-	-	2,512	-	2,512
At March 31, 2007	535,171	-	16,305	1,059,479	1,610,955

4c. Changes in the Company's share capital

Issued and paid up capital

As at March 31, 2008, the Company's issued and paid up capital excluding treasury shares comprises 1,778,224,704 (March 31, 2007:1,775,722,329) ordinary shares.

Share Options

During 1Q08, the Company issued 1,568,994 ordinary shares for cash upon the exercise of the options under the Company's Share Option Plan ("SOP").

As at March 31, 2008, there were 13,706,610 (March 31, 2007: 24,438,160) unissued ordinary shares under options granted to eligible employees and directors under the Company's SOP.

Performance Shares

During 1Q08, 1,176,549 performance shares were vested under the Performance Share Plan ("PSP") and 7,130 performance shares lapsed.

The total number of performance shares in awards granted conditionally and representing 100% of targets to be achieved, but not released as at March 31, 2008 was 1,790,763. Based on the multiplying factor, the maximum number of shares that could be released is 2,686,144 shares.

4c. **Changes in the Company's share capital** (Cont'd)

Restricted Stocks

During 1Q08, 1,212,493 restricted stocks were awarded under the Restricted Stock Plan ("RSP") and 68,920 restricted stocks lapsed.

The total number of restricted stocks in awards granted conditionally and representing 100% of targets to be achieved, but not released as at March 31, 2008 was 1,888,620. Based on the multiplying factor, the maximum number of restricted stocks that could be released is 2,455,206.

Treasury Shares

In 1Q08, the Company re-issued 1,592,164 treasury shares pursuant to the PSP and RSP.

As at March 31, 2008, 7,126,836 treasury shares were held that may be re-issued upon the exercise of options under the SOP and upon the vesting of performance shares and restricted stocks under the PSP and RSP respectively.

5. AUDIT

These figures have not been audited or reviewed. However, our auditors have performed certain procedures and enquiries. These procedures are substantially less in scope than an audit or a review in accordance with Singapore Standard on Review Engagements (SSRE) 2410.

6. AUDITORS' REPORT

Not applicable.

7. ACCOUNTING POLICIES

Except as disclosed in paragraph 8 below, the Group has applied the same accounting policies and methods of computation in the preparation of the financial statements for the current reporting period compared with the audited financial statements as at December 31, 2007.

8. CHANGES IN ACCOUNTING POLICIES

The Group has adopted new/revised FRS that have become effective for the financial year beginning January 1, 2008.

The adoption of the new/revised FRS does not have any material impact on the financial statements.

9. REVIEW OF GROUP PERFORMANCE

Group Overview

The Group achieved a turnover of $2.2 billion for 1Q08, an increase of 17% over 1Q07. The Group's profit attributable to shareholders of the Company (PATMI) for 1Q08 was $123.1 million compared to $128.7 million for 1Q07.

The Group also generated Economic Value Added (EVA) of $122.2 million for 1Q08 (1Q07: $85.4 million).

Turnover

	1Q08	1Q07	Growth	
	$'000	$'000	$'000	%
Utilities*	1,123,023	781,252	341,771	44
Marine	915,130	953,506	(38,376)	(4)
Environment	52,757	48,467	4,290	9
Industrial Parks	3,954	8,837	(4,883)	(55)
Others / Corporate*	57,925	56,012	1,913	3
	2,152,789	1,848,074	304,715	17

Utilities and Marine contributed 52% and 43% respectively to the Group's turnover of $2.2 billion in 1Q08.

Utilities' turnover increased significantly by 44% to $1.1 billion due to higher gas offtake by customers and higher HSFO prices. Utilities' turnover in 1Q07 was also impacted by the maintenance inspection and repair of its gas turbines in its Cogen plant in Singapore.

Turnover for Marine decreased by 4% to $915 million due to timing difference in the recognition of revenue from rig building contracts, offset by higher revenue recognised from the offshore, conversion and repair businesses.

Decrease in turnover for Industrial Parks was mainly attributable to the divestment of Wuxi Garden City Mall in May 2007.

Revenue of Other/Corporate is mainly contributed by a subsidiary dealing in specialised construction activities.

* Offshore Engineering has been re-classified from "Utilities" to "Others/Corporate".

9. REVIEW OF GROUP PERFORMANCE (Cont'd)

Profit attributable to shareholders of the Company ("PATMI")

	1Q08	1Q07	Growth	
	$'000	$'000	$'000	%
Utilities*	60,899	65,982	(5,083)	(8)
Marine	55,977	45,997	9,980	22
Environment	819	3,880	(3,061)	(79)
Industrial Parks	6,038	8,104	(2,066)	(26)
Others / Corporate*	(630)	4,709	(5,339)	NM
	123,103	128,672	(5,569)	(4)

Note: NM = Not meaningful

The Group's PATMI in 1Q08 decreased marginally by 4% to $123.1 million. Utilities and Marine contributed 49% and 45% of the Group's PATMI in 1Q08.

Utilities' PATMI in 1Q08 was lower by 8% over 1Q07. This was primarily due to lower contributions from its UK and China operations. In 1Q07, UK's performance was boosted by a one-off profit on the sale of land. Singapore operations performed better as Singapore operations were impacted by the maintenance inspection and repair of gas turbines of its Cogen plant in 1Q07. Our Vietnam plant continued to do well and our Middle East operations performed according to plan.

The increase in the Group's share of PATMI of Marine was due to higher operating margins from rig building and ship repair businesses and better contribution from its associates.

Our Environment business recorded a smaller profit in 1Q08 due to ramping up costs incurred for its solid waste treatment and recycling facility which became operational in January 08.

The decrease in Industrial Parks' PATMI was attributed to the divestment of Wuxi Garden City Hall in May'07 and lower land sales from its Vietnam industrial park, partially offset by better performance from its China and Indonesia industrial parks.

Lower contribution from the offshore engineering business resulted in lower PATMI of Others/Corporate in 1Q08. Higher corporate costs were also incurred for 1Q08.

* Offshore Engineering has been re-classified from "Utilities" to "Others/Corporate".

10. VARIANCE FROM PROSPECT STATEMENT

There has been no significant variance in the operating performance of the Group as compared to previous statements.

11. PROSPECTS

Utilities

Our Utilities business continues to be a major profit contributor to Sembcorp. However, its performance is expected to be affected by the expiry of favourable supply contracts in the UK and any further depreciation in the Sterling.

SembGas is required under the Gas Act to transfer its onshore natural gas pipeline assets to the designated gas transporter, PowerGas Ltd. The government informed SembGas that claims for compensation associated with the transfer of its pipeline assets will be considered. The compensation value is still being finalised and the transfer to PowerGas Ltd has not been effected.

Marine

Our Marine business has net order book of $6.6 billion with completion and deliveries stretching till 2011. The fundamentals for the offshore market remain strong. There is high demand for ship repair, fixed and floating production systems as well as rig building with demand trending towards deepwater rigs.

Marine continues to benefit from the expected growth in all these sectors. Based on the scheduled completion of these projects, Marine expects FY2008 to be a better year than FY2007.

Environment

Environment's performance in Singapore will be affected by higher fuel cost and ramping up expenses for the solid waste treatment and recycling facility.

Industrial Parks

In the event of a slowdown in the manufacturing sector, the industrial parks business will be affected. Our industrial parks unit aims at least to maintain its performance in FY2008.

Sembcorp Group

Barring unforeseen circumstances, in FY2008 the Group expects to maintain its FY2007 PATMI before exceptional items and the one-off tax write-back in 2007.

This release contains forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, exchange rate movement, availability and cost of fuel and materials, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy, directives and changes. You are cautioned not to place undue reliance on these forward-looking statements, which are based on current view of the management on future events and impact on the Group.

12. DIVIDEND

No interim dividend for the period ended March 31, 2008 is recommended.

13. SEGMENTAL REPORTING

1Q08

(i) **Business segments**

	Utilities*	Marine	Environment	Industrial Parks	Others/ Corporate*	Elimi-nation	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Turnover							
External sales	1,123,023	915,130	52,757	3,954	57,925	-	2,152,789
Inter-segment sales	7,526	988	529	637	122	(9,802)	-
Total	1,130,549	916,118	53,286	4,591	58,047	(9,802)	2,152,789
Results							
Segment results	88,249	79,750	(1,388)	(402)	(3,304)	-	162,905
Interest income	2,915	5,660	27	329	4,913	(4,731)	9,113
Interest expense	(11,503)	(4,140)	(829)	-	(2,852)	4,731	(14,593)
	79,661	81,270	(2,190)	(73)	(1,243)	-	157,425
Share of results of associates	11	26,447	3,704	3,042	-	-	33,204
Share of results of joint ventures	4,923	2,071	-	4,428	1,673	-	13,095
	84,595	109,788	1,514	7,397	430	-	203,724
Income tax expense	(19,262)	(15,048)	(296)	(296)	(1,075)	-	(35,977)
Minority interest	(4,434)	(38,763)	(399)	(1,063)	15	-	(44,644)
Net profit for the period	60,899	55,977	819	6,038	(630)	-	123,103
Assets							
Segment assets	3,264,626	4,401,825	205,341	188,535	957,766	(948,626)	8,069,467
Investment in associates	5	216,084	58,633	270,227	-	-	544,949
Investment in joint ventures	121,250	30,091	1,097	71,696	53,106	-	277,240
Tax assets	36,056	4,965	3,626	13,098	191,448	-	249,193
Total assets	3,421,937	4,652,965	268,697	543,556	1,202,320	(948,626)	9,140,849
Liabilities							
Segment liabilities	2,033,018	2,777,723	121,828	42,512	896,037	(948,626)	4,922,492
Tax liabilities	253,623	252,877	5,105	18,361	1,964	-	531,930
Total liabilities	2,286,641	3,030,600	126,933	60,873	898,001	(948,626)	5,454,422
Capital expenditure	38,793	24,166	1,635	17	1,311	-	65,922
Significant non-cash items							
Depreciation and amortisation	28,011	15,988	2,699	282	1,355	-	48,335
Other non-cash items (including provisions, loss on disposal and exchange differences)	6,280	5,179	248	1,536	661	-	13,904

(ii) **Geographical segments**

	Revenue		Segment Assets		Total Assets		Capital Expenditure	
	$'000	%	$'000	%	$'000	%	$'000	%
Singapore	1,197,293	55	7,002,962	88	7,488,108	82	34,741	53
Rest of Asia	340,982	16	111,333	1	697,446	8	12,154	18
Europe	554,007	26	919,245	11	919,245	10	18,943	29
Others	60,507	3	35,927	0	36,050	0	84	0
Total	2,152,789	100	8,069,467	100	9,140,849	100	65,922	100

* Offshore Engineering has been re-classified from "Utilities" to "Others/Corporate".

13. SEGMENTAL REPORTING (Cont'd)

1Q07

(i) Business segments

	Utilities* $'000	Marine $'000	Environment $'000	Industrial Parks $'000	Others / Corporate* $'000	Elimi-nation $'000	Total $'000
Turnover							
External sales	781,252	953,506	48,467	8,837	56,012	-	1,848,074
Inter-segment sales	6,495	237	705	624	3,463	(11,524)	-
Total	787,747	953,743	49,172	9,461	59,475	(11,524)	1,848,074
Results							
Segment results	86,067	73,692	(213)	769	(590)	-	159,725
Interest income	4,139	3,473	245	665	7,961	(6,256)	10,227
Interest expense	(10,001)	(3,181)	(635)	-	(5,163)	6,256	(12,724)
	80,205	73,984	(603)	1,434	2,208	-	157,228
Share of results of associates	(62)	8,931	4,072	2,411	-	-	15,352
Share of results of joint ventures	6,289	25	876	5,720	3,906	-	16,816
	86,432	82,940	4,345	9,565	6,114	-	189,396
Income tax expense	(16,086)	(6,703)	(500)	(52)	(1,373)	-	(24,714)
Minority interest	(4,364)	(30,240)	35	(1,409)	(32)	-	(36,010)
Net profit for the period	65,982	45,997	3,880	8,104	4,709	-	128,672
Assets							
Segment assets	2,638,692	3,516,557	172,379	360,170	806,363	(599,905)	6,894,256
Investment in associates	-	149,177	55,662	286,018	-	-	490,857
Investment in joint ventures	111,470	22,030	30,610	59,566	59,646	-	283,322
Tax assets	33,746	2,185	4,252	12,503	229,869	-	282,555
Total assets	2,783,908	3,689,949	262,903	718,257	1,095,878	(599,905)	7,950,990
Liabilities							
Segment liabilities	1,576,482	1,970,619	130,317	70,685	618,903	(599,905)	3,767,101
Tax liabilities	210,613	182,260	5,141	6,754	59,321	-	464,089
Total liabilities	1,787,095	2,152,879	135,458	77,439	678,224	(599,905)	4,231,190
Capital expenditure	73,693	22,425	8,876	68	1,051	-	106,113
Significant non-cash items							
Depreciation and amortisation	24,665	14,797	2,183	1,782	1,240	-	44,667
Other non-cash items (including provisions, loss on disposal and exchange differences)	1,947	1,015	113	761	3,148	-	6,984

(ii) Geographical segments

	Revenue $'000	%	Segment Assets $'000	%	Total Assets $'000	%	Capital Expenditure $'000	%
Singapore	884,005	48	5,685,210	82	6,208,611	78	82,569	78
Rest of Asia	176,907	10	236,759	3	693,670	9	4,897	5
Europe	725,456	39	861,605	13	873,190	11	18,647	17
Others	61,706	3	110,682	2	175,519	2	-	-
Total	1,848,074	100	6,894,256	100	7,950,990	100	106,113	100

* Offshore Engineering has been re-classified from "Utilities" to "Others/Corporate".

Notes To Segmental Analysis

13a. Business Segments

The Group comprises the following main business segments:

The Utilities segment's principal activities are in provision of energy, water and centralised utilities. It offers industrial utilities and services such as energy, steam, industrial water and wastewater treatment to energy intensive users. It operates in Singapore, United Kingdom, Vietnam, China and the United Arab Emirates.

The Marine segment focuses on repair, building and conversion of ships and rigs, and on offshore engineering.

The Environment segment provides integrated waste management services and undertakes waste-to-resource businesses in the Asia Pacific region.

The Industrial Parks segment provides technical and marketing services to industrial parks.

The Others/Corporate segment comprises businesses relating to minting, design and construction activities, offshore engineering and the corporate companies.

13b. Geographical Segments

The Group operates in three principal geographical areas, Singapore, Europe and Rest of Asia. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets and total assets are based on the geographical location of the assets.

13c. Review of segment performance

Please refer to Paragraph 9 for analysis by business segments.

14. INTERESTED PERSON TRANSACTIONS

	Aggregate value of all interested person transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual (excluding transactions less than $100,000)
	1Q08
	$'000
Sale of Goods and Services	
Temasek Holdings (Private) Limited and its Associates	
- Tuas Power Ltd/PowerSeraya Limited[1]	195,000
- Senoko Power Ltd	403
- Temasek Capital (Private) Limited and its Associates	3,070
- MediaCorp Pte Ltd and its Associates	1,396
- Singapore Technologies Telemedia Pte Ltd and its Associates	167
- PSA International Pte Ltd and its Associates	11,758
- Certis Cisco Security Pte Ltd	310
	212,104
Starhub Ltd and its Associates	2,017
Singapore Airlines Limited and its Associates	491
SNP Corporation Ltd and its Associates	188
	214,800
Purchases of Goods and Services	
Temasek Holdings (Private) Limited and its Associates	
- Temasek Capital (Private) Limited and its Associates [2]	187,124
- Singapore Power Ltd and its Associates	723
	187,847
Treasury	
Placement of funds	
Singapore Technologies Pte Ltd and its Associates	10,506
Total Interested Person Transactions	**413,153**

Note

[1] This relates mainly to the sale of gas by SembCorp Gas Pte Ltd to Tuas Power and PowerSeraya for the generation of electricity.

[2] This relates mainly to the purchase of gas by SembCorp Cogen Pte Ltd from SembCorp Gas Pte Ltd for the generation of electricity.

There were no transactions which were not conducted under the shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual during the period January 1, 2008 to March 31, 2008.

15. CONFIRMATION PURSUANT TO THE RULE 705(4) OF THE LISTING MANUAL

We, Peter Seah Lim Huat, and Tang Kin Fei, being two directors of SembCorp Industries Ltd (the "Company"), do hereby confirm on behalf of the directors of the Company, that to the best of their knowledge, nothing has come to their attention which would render the first quarter ended March 31, 2008 unaudited financial results to be false or misleading.

The Board has noted that the board of directors of the Company's listed subsidiary, SembCorp Marine Ltd, has also announced and confirmed the results for first quarter ended March 31, 2008.

On behalf of the board of directors

Peter Seah Lim Huat
Chairman

Tang Kin Fei
Director

BY ORDER OF THE BOARD

Kwong Sook May (Ms)
Company Secretary
May 14, 2008

sembcorp

PRESS RELEASE

Sembcorp Industries Ltd
CO REGN NO 199802418D
30 Hill Street #05-04
Singapore 179360
Tel (65) 6723 3113
Fax (65) 6822 3254
www.sembcorp.com

SEMBCORP 1Q2008 PROFIT BEFORE TAX UP 8% TO S$204 MILLION

SINGAPORE, May 14, 2008 – Sembcorp Industries (Sembcorp) reported a 17% growth in turnover for the first three months of 2008 (1Q2008). The Group's turnover grew from S$1.8 billion in the first quarter of 2007 (1Q2007) to S$2.2 billion in 1Q2008. Profit before tax was up 8% to S$204 million from 1Q2007. Group Profit After Tax and Minority Interest (PATMI) stood at S$123 million for the quarter. In 1Q2007, Group PATMI was S$129 million, boosted by a S$14.5 million write-back of provision for deferred tax due to a reduction in the Singapore tax rate.

Sembcorp's Utilities and Marine businesses continued to be its main profit contributors. Its Utilities and Marine businesses accounted for 49% and 45% of Group PATMI respectively. Marine's contribution to Group PATMI rose 22% to S$56.0 million mainly due to higher operating margins from its rig building and ship repair businesses and better contribution from its associates. Utilities' PATMI stood at S$60.9 million compared to S$66.0 million in the previous year as the business had recorded a one-off gain of the sale of land on the Wilton International site in 1Q2007.

Mr Tang Kin Fei, Group President & CEO of Sembcorp Industries, said, "Sembcorp has achieved significant milestones this quarter in our development as a leading international player in water resources management. In Singapore, we were awarded Singapore's latest and largest NEWater plant. Meanwhile in China, in recognition of our expertise in water, our industrial water recycling project in the Zhangjiagang Free Trade Zone was selected as a showcase by the governments of China and Singapore. Leveraging on our distinctive capabilities, we are well-positioned to seize growth opportunities in the fast-growing water sector."

The NEWater project, which will produce 50 million gallons per day of NEWater by 2010, and the 40,000 cubic metres per day Zhangjiagang water recycling facility, will further reinforce Sembcorp's position as Singapore's largest water company. Today, Sembcorp has over four million cubic metres per day of water under management and in development.

Sembcorp's FY2008 Outlook

Barring unforeseen circumstances, in FY2008 the Group expects to maintain its FY2007 PATMI before exceptional items and the one-off tax writeback in 2007.

Highlights from Sembcorp's 1Q2008 Financial Results

- Turnover of S$2.2bn, up 17%
- PBT of S$204m, up 8%
- PATMI at S$123m
- Return on Equity (annualised) at 16%
- Strong balance sheet and cash flow
  - Interest cover at 14 times
  - Operating cash flow of S$221m
- Rewarding shareholders
  - FY2007 final tax exempt 1-tier dividend of 15.0 cents per ordinary share to be paid on May 15, 2008

- E N D -

Analysts and media, please contact:

April Lee (Ms)
Senior Vice President
Group Corporate Relations
DID: +65 6723 3160
Email: april.lee@sembcorp.com

Ng Lay San (Ms)
Senior Manager
Group Corporate Relations
DID: +65 6723 3150
Email: ng.laysan@sembcorp.com

sembcorp

ABOUT SEMBCORP

Sembcorp Industries Ltd is a leading utilities and marine group. The Group provides centralised utilities, energy and water to industrial and other customers in Singapore, the United Kingdom, Asia and the Middle East. It is a global leader in marine and offshore engineering and also a provider of environmental and industrial park management services in the region. Sembcorp has total assets of over S$8.7 billion and employs more than 6,700 employees. Listed on the main board of the Singapore Exchange, Sembcorp is a component stock of the Straits Times Index and several MSCI indices.

Note to Editors:

Following a recent company rebrand, please refer to the company as "Sembcorp" (with "S" in upper case and "c" in lower case), or "Sembcorp Industries" in full. Please also note that "Sembcorp" is not an abbreviation of "Sembawang Corporation" but a brandname in itself, and it is therefore incorrect to refer to our company as "Sembawang", "Sembawang Corporation" or similar.

sembcorp

1Q2008 Re[illegible]
Announcem[illegible]

May 14, 2008



Scope of Presentation

sembcorp

- CEO's Report
- Financial Review
- Group Outlook

2

sembcorp

CEO's Report

Tang Kin Fei

Group President & CEO

---

sembcorp

1Q2008 Performance Round-Up

Turnover of $2.2 bn, up 17%

PBT of $204m, up 8%

PATMI at $123m

Return on Equity (annualised) at 16%

Strong balance sheet and cashflow

- Interest cover at 14 times
- Operating cash flow of $221m

Rewarding Shareholders

- FY2007 final tax exempt 1-tier dividend of 15.0 cents per ordinary share to be paid on May 15, 2008

4

1Q2008 Update

sembcorp

Significant milestones in water

- Awarded DBOO contract for Singapore's latest and largest NEWater project in February. The Changi NEWater facility will produce 50 mgd per day by 2010 for a term of 25 years
- Entered JVA for industrial water recycling facility in Zhangjiagang Free Trade Zone, China. 40,000 m^3/day plant will recycle effluent to recycled water and demineralised water. Project selected as G-to-G showcase

Broadening our recurring earnings base

- Signed US$5.5 billion conditional Gas Sales Agreement to import additional 90 BBtu per day of natural gas from Indonesia to Singapore in April 2008. Gas delivery targeted for 2010/2011

5

---

sembcorp

Financial Review

[illegible]

Group CFO

Group Profit & Loss

sembcorp

($M)	1Q08	1Q07	Δ%
Turnover	2,153	1,848	17
EBITDA	211	204	3
EBIT	163	160	2
PBT	204	189	8
PATMI	123	129	(4)
EPS (cents)	6.9	7.3	(5)

7

Group Turnover

sembcorp

($M)	1Q08	1Q07	Δ%
Utilities[1]	1,123	781	44
Marine	915	954	(4)
Environment	53	48	9
Industrial Parks	4	9	(55)
Other Businesses [1]	58	56	3
TOTAL	**2,153**	**1,848**	**17**

[1] Offshore Engineering has been re-classified from "Utilities" to "Other Businesses"

8

Group PATMI

sembcorp

($M)	1Q08	1Q07	Δ%
Utilities[1]	60.9	66.0	(8)
Marine	56.0	46.0	22
Environment	0.8	3.9	(79)
Industrial Parks	6.0	8.1	(26)
Other Businesses [1]	6.7	7.5	(11)
Corporate	(7.3)	(2.8)	(161)
TOTAL	**123.1**	**128.7**	**(4)**

[1] Offshore Engineering has been re-classified from "Utilities" to "Other Businesses"

Utilities Turnover & PATMI

sembcorp

($M)	1Q08	1Q07	Δ%
TURNOVER			
Singapore	873.6	549.1	59
UK	239.1	223.5	7
Other countries	17.8	15.2	17
Total Revenue	**1,130.5**	**787.8**	**44**
PATMI			
Singapore	27.9	15.7	78
UK	33.2	45.4	(27)
Other countries	4.5	6.4	(30)
Corporate & Others	(4.7)	(1.5)	(213)
TOTAL PATMI	**60.9**	**66.0**	**(8)**

Group Capex

($M)		1Q08
Fixed Asset Items		**65.9**
– Utilities	38.8	
– Marine	24.2	
– Environment	1.6	
– Other Businesses	1.3	
Equity Investments		**18.3**
– Utilities	17.6	
– Industrial Parks	0.7	
TOTAL		**84.2**

11

Group Cash Flow

($M)	1Q08	1Q07
CASH FLOW FROM OPERATING ACTIVITIES		
– before changes in working capital	221	202
– changes in working capital	814	(41)
– tax paid	(3)	(12)
	1,032	149
CASH FLOW FROM INVESTING ACTIVITIES		
– divestment proceeds & sale of fixed assets	-	20
– acquisitions of investments	(1)	-
– acquisitions of fixed assets	(66)	(106)
– dividends, interest & others	9	10
	(58)	(76)
CASH FLOW FROM FINANCING ACTIVITIES		
– issue of shares by Sembcorp/subsidiaries	4	13
– purchase of treasury shares by Sembcorp/subsidiaries	(87)	-
– repayment of loans & interest	(87)	(61)
– dividend paid & others	(7)	(12)
	(177)	(60)
NET INFLOW DURING THE PERIOD	797	13
CASH & CASH EQUIVALENTS AT END OF THE PERIOD	2,101	1,183
FREE CASH FLOW	1,040*	106

*Free cash flow: operating cash flow plus investing cash flow adjusted for expansion capital expenditure of $66 million

12

Group Borrowings

($M)	Mar 31, 08	Dec 31, 07
PF loans	478	511
Long-term	394	398
Short-term	389	432
Gross	1,261	1,341
Less: Cash and FD	(2,111)	(1,297)
Net (Cash) / Debt	(850)	44
Net Gearing Ratio	Net Cash	0.01
Exclude PF*		
Net Cash	1,098	306
Net Gearing Ratio	Net Cash	Net Cash

*PF – Non-recourse project financing

Financial Indicators

	1Q08	FY07 (ACTUAL)
Before EI		
EPS (cents)	27.7 *	31.3
ROE (%)	15.6 *	19.0
ROTA (%)	8.2 *	9.6
Interest Cover (times)	14	16
After EI		
EPS (cents)	27.7 *	29.6
ROE (%)	15.6 *	18.0
ROTA (%)	8.2 *	8.7
Interest Cover (times)	14	15
Per Share		
NAV ($)	1.65	1.70
NTA ($)	1.59	1.64
Economic Value Added	1Q08	1Q07
EVA ($M)	122.2	85.4

*Annualised

Group Outlook

2008 Group Outlook

Barring unforeseen circumstances, in FY2008 the Group expects to maintain its FY2007 PATMI before exceptional items and the one-off tax writeback in 2007.

16

Disclaimer

This presentation contains certain statements that are not statements of historical fact, i.e. forward-looking statements. These forward-looking statements are based on current expectations, projections and assumptions about future events. Although Sembcorp Industries believes that these expectations, projections and assumptions are reasonable, these forward-looking statements are subject to the risks (whether known or unknown), uncertainties and assumptions about Sembcorp Industries and its business operations, such as (without limitation) the general economic and business conditions in Singapore, the Asia-Pacific region and elsewhere; currency fluctuations between the Singapore dollar and other currencies; governmental, statutory, regulatory or administrative initiative affecting our business; industry trends; future levels and composition of our assets and liabilities; future profitability of our operations; competition; changes in Singapore tax or similar laws or regulations; changes in, or the failure to comply with, governmental regulations, including exchange control regulations, if any.

You are advised not to place undue reliance on these forward-looking statements as the forward-looking events referred to in this presentation may differ materially or not occur due to these risks, uncertainties and assumptions.

Investors should assume that the information in this presentation is accurate only as of the date it is issued. Sembcorp Industries has no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

sembcorp

Vital Partners. Essential Solutions.

END